Neenah Foundry Company
2121 Brooks Avenue
P.O. Box 729
Neenah, Wisconsin 54957
May 4, 2007
VIA EDGAR

Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

RE:	Neenah Foundry Company Form 10-K for the Fiscal Year Ended September 30, 2006 Filed December 15, 2006 File No. 333-28751-03
Dear Mr. O’Brien:
     This letter responds to the comments in your letter dated April 20, 2007 to William M. Barrett, Neenah Foundry Company’s (“Neenah” or the “Company”) chief executive officer, relating to the Company’s Form 10-K for the fiscal year ended September 30, 2006 filed December 15, 2006 via EDGAR (the “Form 10-K”). The staff’s comments are reproduced below and numbered in accordance with the April 20th letter. The Company’s response to each comment is noted below the comment. In this letter, “we” refers to Neenah and its management generally, and dollar amounts are stated in thousands.
Form 10-K for the Fiscal Year Ended September 30, 2006
Management’s Discussion and Analysis, page 24
Results of Operations, page 26
1.	In future filings please provide additional detail in your discussion of results of operations and quantify the impact of the underlying reasons discussed. For example, you disclose on page 27 that net sales for the year ended September 30, 2005, were 20.2% higher than the year ended September 30, 2004, but you do not quantify the impact each component contributed to this increase.

Mr. Terence O’Brien
May 4, 2007

Furthermore, this is also applicable to your discussion of liquidity and capital resources. For example, on page 30 you discuss the decrease in net cash provided by operating activities during fiscal 2006. However, you do not provide a meaningful discussion as to what caused the decrease in accrued liabilities or material changes in other operating assets or liabilities. For additional guidance, please refer to the SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.
     Response:
We will provide appropriate additional detail and discussion responsive to these comments in our future filings, beginning with our quarterly report on Form 10-Q for the quarter ended March 31, 2007 to be filed by May 15, 2007. We will provide additional detail in our discussion of results of operations in our Form 10-Q and quantify the impact of the underlying reasons discussed. With respect to the discussion of liquidity and capital resources, we will highlight the significant balance sheet and cash flow changes in future filings.
Liquidity and Capital Resources, page 28
2.	We note your use of Adjusted EBITDA as a liquidity measure. In future filings please disclose the amount or limit required for compliance with your covenants as required by Question 10 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Additionally, please tell us why you believe it to be more appropriate to reconcile your non-GAAP measure to net income rather than cash flows from operations.
     Response:
In response to your comment, in our future filings, beginning with our quarterly report on Form 10-Q for the quarter ended March 31, 2007, we will disclose the limits required for compliance with our covenants relating to Adjusted EBITDA. Additionally, we believe that it is more appropriate to reconcile Adjusted EBITDA to net income rather than cash flows from operations because Adjusted EBITDA is defined in our credit agreement as the sum of net income (excluding non-recurring non-cash charges and certain one time charges), income taxes, interest expense and depreciation and amortization.
Critical Accounting Estimates, page 32
3.	Please expand your discussion of the discount rate used to determine the projected benefit obligation of your pension plans. Explain how you determined the timing

Mr. Terence O’Brien
May 4, 2007

and amount of cash outflows related to the bonds included in the Moody’s Average AA Corporate Bonds index matches your estimated defined benefit payments.
     Response:
We will provide the additional discussion of the process utilized to establish the discount rate to determine the projected benefit obligation for the pension plans in future Form 10-K filings, as requested.

The discount rate assumption is determined by the Company and its actuary based on both the Moody’s AA Corporate Bond Rate and the Citigroup Pension Liability Curve and Index. The annualized Moody’s AA Bond Rate was 6.23% at the measurement date of June 30, 2006 and no adjustments to this rate were required to account for the differences in the duration of the bonds in the Moody’s AA portfolio to the duration of the pension plan liabilities because the yield curve was essentially flat. In addition, the Company also developed a level equivalent yield using the expected cash flows from the pension plans based on the June 30, 2006 Citigroup Pension Discount Curve and Index. This level equivalent yield was 6.38% at June 30, 2006. The Citigroup Pension Liability Curve and Index are published on the Society of Actuaries website along with a background paper on this interest rate curve. Based on these analyses, the Company has established its discount rate assumption for determination of the projected benefit obligation of the pension plans at 6.25%, based on a June 30, 2006 measurement date.
Note 4 — Intangible Assets, page 56
4.	Given the materiality of amortization expense to your operating expenses and income, in future filing please separately disclose the asset life for customer lists, tradenames and other intangible assets. We note your general disclosure on page 53 that your identifiable intangible assets are amortized on a straight-line basis over the estimated useful lives of 10 to 40 years. Based on this disclosure it is still unclear what the asset lives are for your intangible asset groups.
     Response:
In future Form 10-K filings we will separately disclose the asset life for customer lists, tradenames and other intangible assets, as requested.

Mr. Terence O’Brien
May 4, 2007

Note 6 — Commitments and Contingencies, page 59
5.	It appears from your disclosure on page 60 that you recorded an accrual related to a disputed claim from an investment bank for $3,340. In future filings please disclose the amount of the accrual.
     Response:
The accrued amount will be disclosed in our Form 10-Q for the quarter ended March 31, 2007 as an update to “Legal Proceedings.” If the matter is still pending, the Company will disclose the amount of the accrual in the “Commitments and Contingencies” note to the consolidated financial statements beginning with our annual report on Form 10-K for the year ending September 30, 2007. We will update the disclosure in future periods for material changes to the accrual, if any.
Note 9 — Segment Information, page 68
6.	In future filings please disclose goodwill by segment. Refer to paragraph 45 of SFAS 142 for guidance.
     Response:
The total amount of goodwill at September 30, 2006 of $86,699, relates entirely to the Company’s Castings Segment. The Company will make this disclosure in future Form 10-K filings beginning with our annual report on Form 10-K for the year ending September 30, 2007.
Note 10 — Subsidiary Guarantors, page 71
7.	We note your disclosure that the guarantees are unconditional. However, the exception in paragraph (f) of Rule 3-10 of Regulation S-X requires the guarantees to be full and unconditional. Please tell us and disclose in future filings whether the guarantees are full and unconditional. Refer to Rule 3-10(f)(2) and 3-10(i)(8) of Regulation S-X for guidance.
     Response:
The guarantees of our wholly-owned subsidiaries with respect to the Senior Secured Notes (11% Notes) and Senior Subordinated Notes (13% Notes) outstanding at September 30, 2006 were “full and unconditional” as defined in paragraph (h)(2) of Rule 3-10 of Regulation S-X. The 11% Notes and 13% Notes were refinanced, as disclosed in the notes to the condensed consolidated financial statements in our Form 10-Q for the quarter ended December 31, 2006. In connection with the refinancing, the Company issued new Senior Secured Notes

Mr. Terence O’Brien
May 4, 2007

(9 1/2% Notes) and new Senior Subordinated Notes (12 1/2% Notes). Under the terms of the 9 1/2% Notes and 12 1/2% Notes, the guarantees are also full and unconditional, and if we fail to make a scheduled payment, the guarantors are jointly and severally obligated to make the scheduled payment immediately and, if they do not, any holder of the guaranteed securities may immediately bring suit directly against the guarantors for payment of all amounts due and payable. As requested, we will disclose in future filings, beginning with our quarterly report on Form 10-Q for the quarter ended March 31, 2007, that the guarantors are jointly, severally, fully and unconditionally liable under the guarantees.
     The Company acknowledges that:
     1. the Company is responsible for the adequacy and accuracy of the disclosures in its filings;
     2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
     3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please let me know if you have questions or if we can be helpful in any other way. I can be reached via phone: (920) 729-3607; fax: (920) 729-3633; or email: glachey@nfco.com.

Very truly yours, NEENAH FOUNDRY COMPANY
/s/ Gary W. LaChey

Gary W. LaChey
Corporate Vice President -- Finance and Chief Financial Officer

cc:	William M. Barrett Bruce C. Davidson